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FOR IMMEDIATE RELEASE

For more information, please contact:

Laurie Stanley
Cadence Design Systems, Inc.
408-428-5019
las@cadence.com


                CADENCE MOVES TO CLOSURE OF ORCAD ACQUISITION

     SAN JOSE, Calif. -- July 2, 1999 -- Cadence Design Systems, Inc. (NYSE:CDN), the world's leading provider of electronic design software and services, today announced that the waiting period has expired under the Hart-Scott-Rodino Act in connection with Cadence's pending tender offer for all of the outstanding stock of OrCAD, Inc. (Nasdaq:OCAD) at $13 per share, net to the sellers in cash. The tender offer is scheduled to expire at midnight, New York time, on Friday, July 16, 1999.

     Cadence announced on June 15, 1999 a definitive agreement to acquire OrCAD in a cash tender offer at $13 per share for a total purchase price of $121 million. Following completion of the tender offer, any shares not tendered by will be acquired at the same price per share through a merger.
The acquisition will be accounted for under the purchase method of accounting.

     Cadence and OrCAD are premier suppliers of computer-aided engineering and computer-aided design software and services for the printed circuit board
(PCB) industry. The merged companies will use their complementary products, market strengths, and channel strategies to deliver complete high-speed PCB design flows and improved productivity at the enterprise level. As a result of the OrCAD acquisition, Cadence's product line will address the design needs of the entire PCB industry, which includes the high-end, shrink-wrap, and rapidly growing mainstream industry segments.

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CADENCE MOVES FORWARD WITH ORCAD ACQUISITION                            PAGE 2


     The matters discussed in this news release involve forward-looking statements, and actual results may differ materially from those discussed. Additional information concerning factors that could cause such a difference can be found in the Company's filings with the Securities and Exchange Commission, including the reports on Form 10-K for the year ended January 2, 1999 and Form 10-Q for the period ended April 3, 1999.

ABOUT CADENCE

     Cadence Design Systems, Inc. is the largest supplier of software products, methodology services, and design services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With more than 4,000 employees and 1998 annual sales of $1.2 billion, Cadence is headquartered in San Jose, Calif. and has sales offices, design centers, and research facilities located around the world. More information about the company, its products and services may be obtained from the World Wide Web at http://www.cadence.com.

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CADENCE AND THE CADENCE LOGO ARE REGISTERED TRADEMARKS OF CADENCE DESIGN
SYSTEMS, INC. ORCAD IS A REGISTERED TRADEMARK OF ORCAD, INC. ALL OTHER BRANDS OR PRODUCT NAMES ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.